Exhibit 99.2

1

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with Client Assets above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Client Assets” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

3 Index 1. Introduction 2. FY22 KPIs and Financials 3. Q&A

1 Introduction

5 0.8 2020 2018 2019 2021 1.7 3.2 5.0 465 1,089 3,592 2018 2021 2019 2020 2,081 B3 Individual’s Accounts (in millions) XP Inc.’s Net Income (in R$ mn) 83% CAGR 98% CAGR XP benefited from a positive market environment until 2021 Unique distribution channel and product platform allowed us to help millions of Brazilians to invest better

6 2022 posed many challenges to our business Source: B3 B3 Individuals’ Equity ADTV (R$ bn) 6.5 0% 4.5 0% 2.0 0% 9.2 5 % Selic Rate EoP 13.75% 2018 2019 2020 2021 2022 2.2 6.4 3.2 6.3 4.6 - 28% 70 42 2013 2014 - 40% 3,592 2021 2022 3,580 0% However, our business model has become less cyclical and more resilient over the years B3 Individual’s Equity ADTV and Selic EoP XP Inc.’s Net Income (in R$ mn)

7 Aligned with our strategy of expanding beyond Investments, new products and services were launched 2019 Banking License XPV&P 2020 Corporate Business Collateralized Credit 2021 Credit Card Margin Loan B2C Expansion 2022 Life Insurance International Platform XTAGE Digital Account Debit Card 2,429 3,651 6,192 6,928 Headcount …leading headcount to increase close to 3x …

8 Our core business continued to evolve R$ 155 Billion Net Inflow +460k Net New Clients 2016 2017 2018 2019 2020 2021 2022 R$65 bn R$660 bn R$126 bn R$202 bn R$815 bn R$409 bn R$946 bn Client Assets +2,000 Net New IFAs Would be Brazil’s 3rd largest network

9 Credit Card, the highest penetration within the new verticals, has only 16% New verticals are less cyclical than investments and enhance clients’ lifetime value Cross - Sell Large, in - house opportunity Penetration in Active Clients Untapped potential: relationship with clients improve as more products are adopted 16% Credit Cards 5% Retire m ent Plans <1% Inte r national Investments <1% Credit <1% Insurance 10% Digital Account

10 SG&A Expenses 2023 GUIDANCE SG&A¹ between R$5.0 - 5.5 billion vs FY22 SG&A¹ of R$5.6 billion Adjustments to cost structure with no impact on service level nor strategic plan 2019 2018 3.2 2021 2020 4.7 2022 1.3 1.9 5.6 Note 1 – Excludes Revenue from incentives from Tesouro Direto, B3 and Others. Corporate transformation process allowed for resource optimization and increased efficiency Total SG&A (in R$ bn)¹ Leaner and sustainable cost structure from 2023 onwards 42 . 6% 37 . 1% 42 . 0% 39 . 1% 39 . 2 % SG&A¹ Expense Ratio (SG&A¹/Net Revenue)

2 FY22 KPIs and Financials

12 Gross Revenue 29.8% 33.0% 29.5% 26.9% 23.8% 2022 2018 2019 2021 2020 Q4 seasonality in annual revenue ▪ 4Q usually benefits from performance fees and a more active capital market; ▪ In 2022, polarized Brazilian elections and the World Cup broke this historical pattern Average 3,811 3,337 380 3Q22 Institutional / Issuer Services & Corporate Retail 4Q22 Bus i ness Days Gross Revenue Bridge QoQ (in R$mn) 80 % of revenue decr e a s e 94 Less Business Days 61 65

13 Gross Revenue (in R$ mn) 2022 2021 Δ YoY Gross Revenue 14,036 12,799 +10% Retail 10,157 9,793 +4% Institutional 1,919 1,277 +50% Corporate 596 170 +25 0 % Issuer Services 699 1,043 - 33% Other 666 516 +29% Highlights ▪ After a very strong 2021, gross revenue expanded 10% YoY, reinforcing XP’s resilience. (in R$ mn) 2022 2021 Δ YoY Retail 10,157 9,7 9 3 +4% Equities 4,276 5,390 - 21% Fixed Income 1,886 1,619 +17% Funds Platform 1,259 1,300 - 3% Retirement Plans 333 227 +47% Cards 593 180 +229% Credit 160 104 +54% Insurance 97 60 +62% Other 1,553 914 +70%

Gross Margin

XP Inc.

Gross Margin YoY



-0.8 bps
70.8%
70.3%
2021
2022

Gross Margin Bridge QoQ



72.2%
2.6%
1.1%
1.5%
1.9%
65.1%
3Q22
Commissionable Revenue Mix
Prepaid Expense Write-off
Credit Cards
Other
4Q22

Highlights

- Despite possible quarterly volatility, Gross Margin for 2023 is expected to be in line with 2021 and 2022.

Highlights

- Gross Margin compression mainly led by items that are expected to normalize going forward.

14

15 SG&A Expenses 5,500 5,000 425 1,377 1,377 485 Peo p le Non - People 0% 952 892 2021 2022 2023E 4Q21 4Q22 31.6% 25.8% 26 - 32% 34.4% 23.2% Note 1 – Excludes Revenue from incentives from Tesouro Direto, B3 and Others Highlights ▪ SG&A¹ expenses were flat YoY and fell 8% QoQ reflecting the ongoing adjustment of our cost structure. Total SG&A Expenses 1 (in R$ mn) 5,602 4,730 EBT Margin Highlights ▪ SG&A ¹ e x pense s e s tim a t e d be t w e en R $ 5 . 0 bi l l i on and R $ 5 . 5 billion in 2023, versus R$5.6 billion in 2022.

16 Net Income and EPS 991 4Q21 - 21.0% 783 2021 2022 3,580 29.7% 26.8% Net Income (in R$ mn) - 0.3% 3,592 30.4% Net Mar g in 6.42 6.44 1.77 Basic EPS (R$) 4Q22 1.43 24.6% Highlights ▪ Basic EPS fell 19% YoY, while Net Income fell 21% YoY, to R$783 million. Highlights ▪ Ba s ic E P S gr ew margin a l l y YoY, w h i le Net I nc o m e r emained stable.

17 Key messages 1 Expenses: Leaner and sustainable cost structure, leading to a higher operational leverage in the future Resilience and Adaptability: Cycles change constantly, we are building a company Cross - sell: Large in - house opportunity to increase penetration of new verticals in 2023 2 3 4 2023 Guidance: Net Income from R$3.8 to 4.4 billion and SG&A¹ from R$5.0 to 5.5 billion Note 1 – Excludes Revenue from incentives from Tesouro Direto, B3 and Others.

Q&A

19 Investor Relations ir@xpi.com.br https://investors.xpinc.com/

Appendix

21 Non - GAAP Financial Information Adjusted Assets (from the factors listed below) reflects our business more realistically [B] Retirement Plans ▪ AUM from XP Vida & Previdência is accounted in both assets and liabilities f r o m c l ie n t s allo c at ed in [C] Float ▪ Uninv e st e d c ash sovereign bonds Simplified Balance Sheet (in R$ mn) Key factors inflating our balance sheet Assets [ A ] Plans [ A - B - C ] Total 192,035 45,734 16,063 130 , 23 8 Securities - Fair Value through P&L 87,513 45,734 - 41,779 Securities - Repos 7,604 - - 7,604 Securities - Fair Value through OCI 34,479 - 12,792 21,687 Securities - Trading & Intermediation 3,271 - 3,271 - Other Financial Instruments 18,489 - - 18,489 Other Assets 40,679 - - 40,679 [C] Float [B] Retirement Adjusted Assets Liabilities + Equity [ A ] [B] Retirement Plans [ A - B - C ] Total 192,035 45,734 16,063 130 , 23 8 Securities - Repos 31,790 - - 31,790 Other Finan. Liab. 22,135 - - 22,135 Pension Funds 45,734 45,734 - - Securities - Trading & Intermediation 16,063 - 16,063 - Other Liabilities & Equity 76,314 - - 76,314 [C] Float Adjusted Assets

Net Asset Value 2 2 2 2 Adj. G Financial Assets NAV = Debt - ( - ) Float ( 12 , 792 ) (11,391) (=) Adjusted Gross Financial Assets 18 , 77 5 19,142 (in R$ mn) 4 Q 2 2 3Q22 Net Asset Value 4Q22 3Q22 Financial Assets 177 , 76 1 171,130 (=) Adjusted Gross Financial Assets 18,775 19,142 Securities & Derivatives 140 , 48 1 137,455 Gross Debt (9,389) (9,298) Loans 22 , 21 1 20,411 ( - ) Borrowings (1,866) (1,901) Repos 7 , 60 4 8,047 ( - ) Debentures (2,029) (1,956) Other 7 , 46 5 5,216 ( - ) Structured financing (1,934) (1,798) ( - ) Financial Liabilities ( 146 , 194 ) (140,597) ( - ) Bonds (3,561) (3,642) ( - ) Retirement Plans Liabilities ( 45 , 734 ) (42,714) (=) Net Asset Value 9 , 38 5 9,844 ( - ) Market Funding Operations ( 38 , 094 ) (35,818) ( - ) Repos ( 31 , 790 ) (31,429) ( - ) Securities & Derivatives ( 22 , 135 ) (24,145) ( - ) Other ( 8 , 442 ) (6,490) ross Gross

Ŷ